Exhibit 3.4

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

of

SERIES A CONVERTIBLE PREFERRED STOCK

of

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

Shuttle Pharmaceuticals Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), pursuant to its authority as required by applicable law and in accordance with the provisions of the Corporation’s certificate of incorporation and by-laws, has authorized and hereby authorizes an amendment to the Certificate of Designations, Preferences and Rights for Series A Convertible Preferred Stock (the “Series A Certificate”) filed with the Delaware Secretary of State on July 31, 2018, was duly adopted on July 30, 2018.

WHEREAS, in accordance with the provisions of Section 151 of the Delaware General Corporate Law (“DGCL”) and pursuant to the authority under Article Four of the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), the Board of Directors of the Corporation is authorized to issue from time to time shares of the Corporation’s Preferred Stock, par value $0.00001 per share (“Preferred Stock”), in one or more series;

WHEREAS, on March 30, 2022, the Board of Directors approved and adopted the following resolution (this “Certificate of Designations” or this “Certificate”) for purposes of amending certain provisions of the Series A Preferred Stock; and

WHEREAS, on April 5, 2022, the holders of more than 65% of the shares of Series A Preferred Stock then outstanding (the “Requisite Series A Holders”), voting separately as a class, approved the following resolution to amend the Certificate of Designations for the Series A Preferred Stock.

NOW THEREFORE, BE IT RESOLVED, that, pursuant to the authority expressly vested in the Board of Directors and in accordance with the provisions of the Certificate of Incorporation and the DGCL, the Certificate of Designations for the Series A Preferred Stock shall, subject to approval of the Requisite Series A Holders, be amended and restated and the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations or restrictions thereof are as follows:

Capitalized terms used and not otherwise immediately defined are defined in Section 10 below.

1. Designation and Amount. The series of Preferred Stock shall be designated as the “8.5% Series A Convertible Preferred Stock” (the “Series A Preferred Stock”) and the number of shares so designated shall be 10,000.

2. Stated Value; Dividends.

a. Par Value and Stated Value. The par value of each issued share of Series A Preferred Stock shall be $0.00001 per share, and the stated value of each issued share of Series A Preferred Stock shall be deemed to be $1,000 (the “Stated Value”).

b. Dividends. Before any dividends shall be paid or set aside for payment on any Junior Security of the Corporation, each Holder of the Series A Preferred Stock shall be entitled to receive dividends, in the manner provided herein, payable on the Stated Value of the Series A Preferred Stock at a rate of 8.5% per annum, which shall be cumulative and be due and payable, at the Company’s option, in cash or in shares of Common Stock, or a combination thereof, on the Conversion Date (as defined below) or in cash on the Redemption Date (as defined below), in each case as provided below (the applicable date of payment, a “Dividend Date”). Such dividends shall accrue from the date of issue of each share of Series A Preferred Stock, whether or not declared, through the Dividend Date. If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date.

Dividends shall be payable to Holders of record of the Series A Preferred Stock as they appear on the stock books of the Corporation on the Dividend Date. Except as provided in the following paragraph, if the dividend on the Series A Preferred Stock shall not have been paid or set apart in full for the Series A Preferred Stock when payable, the aggregate deficiency shall be cumulative and shall be fully paid or set apart for payment before any dividends shall be paid upon or set apart for, or any other distributions paid made on, or any payments made on account of the purchase, redemption or retirement of, the Common Stock or any other Junior Security. When dividends are not paid in full upon the shares or fractions of a share of Series A Preferred Stock and any shares pari passu with the Series A Preferred Stock, all dividends declared upon this series and any other shares pari passu with the Series A Preferred Stock shall be declared, pro rata, so that the amount of dividends declared per share or fraction of a share on this Series A Preferred Stock and such other shares pari passu with the Series A Preferred Stock shall in all cases bear to each other the same rates that accrued dividends per share on the shares of Series A Preferred Stock and such other shares pari passu with the Series A Preferred Stock bear to each other.

3. Voting.

a. Voting Rights. Except as provided in Section 3(b) below or as required by law, Holders of the shares of Series A Preferred Stock shall not have the right to vote on any matter as to which shareholders are required or permitted to vote. Only in the case of a vote to be taken pursuant to Section 3(b) below or when required by law, each Holder of the shares of Series A Preferred Stock shall have the right to the number of votes equal to the number of Conversion Shares then issuable upon conversion of the Series A Preferred Stock held by such Holder.

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b. Limitations on Corporate Actions. Notwithstanding anything to the contrary in Section 3(a) above, as long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote of the Holders of no less than sixty-five percent (65%) of the then-outstanding shares of Series A Preferred Stock, consenting or voting (as the case may be) as a separate class from the Common Stock, either directly or by amendment, merger, consolidation or otherwise:

(i) amend its certificate of incorporation in any manner that adversely affects the rights of the Holders;

(ii) alter or change adversely the voting or other powers, preferences, rights, privileges, or restrictions of the Series A Preferred Stock contained herein or alter or amend this Certificate of Designations;

(iii) redeem, purchase or otherwise acquire directly or indirectly any Junior Securities or any shares pari passu with the Series A Preferred Stock;

(iv) directly or indirectly pay or declare any dividend or make any distribution in respect of, any Junior Securities, or set aside any monies for the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or any shares pari passu with the Series A Preferred Stock;

(v) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 4 below) senior to the Series A Preferred Stock; or

(vi) enter into any agreement with respect to any of the foregoing.

4. Liquidation, Dissolution, or Winding-Down.

a. Payments to Holders of Series A Preferred Stock. Upon any liquidation, dissolution or winding-down of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders of the shares of Series A Preferred Stock shall be paid in cash, before any payment shall be paid to the holders of Common Stock, or any other Junior Securities, an amount for each share of Series A Preferred Stock held by such Holder equal to 100% of the Stated Value thereof plus 100% of any dividends accrued but unpaid thereon (such applicable amount payable with respect to all shares of Series A Preferred Stock in the aggregate being referred to as the “Aggregate Series A Liquidation Preference Payment”). If, upon such liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets available to be distributed among the Holders of shares of Series A Preferred Stock shall be insufficient to permit payment to the Holders of Series A Preferred Stock of an aggregate amount equal to the Aggregate Series A Liquidation Preference Payment, then the Holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

b. Payments to Holders of Junior Securities. After the payment of all preferential amounts required to be paid to the Holders of the Series A Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation senior to or on a parity with the Series A Preferred Stock, the holders of Junior Securities then outstanding shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders as otherwise set forth in the Corporation’s certificate of incorporation.

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5. Automatic Conversion. Upon the earlier of (a) the closing of the sale of shares of Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in gross proceeds (before underwriters’ discounts, commissions and expenses) to the Company of at least $10,000,000 (a “Qualified IPO”), or (b) listing of the Common Stock on the New York Stock Exchange, NYSE American, Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market (or any successor thereto), all outstanding shares of Series A Preferred Stock shall automatically, and without the payment of additional consideration by the Holder thereof, and without any notice to the Holder thereof or any further action by any Person, be converted into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value per share plus accrued and unpaid dividends thereon by the Conversion Price then in effect.

The “Conversion Price” per share of Common Stock shall be equal to (A) in the case of conversion pursuant to clause 5(a) above, 90% of the gross public offering price per share of Common Stock (before deducting underwriters’ discount, commissions and expenses) of the Qualified IPO or (B) in the case of conversion pursuant to clause 5(b) above, $5.00 (subject to adjustment as provided in Section 6 below) (the “Listing Conversion Price”).

b. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the per share public offering price of Common Stock at the time of the Qualified IPO or, in the event the Company has not completed a Qualified IPO, as determined in good faith by the Board of Directors, or round-up to the next whole number of shares, at the Corporation’s option. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock of the Holder that at the time are being converted into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

c. Mechanics of Conversion.

i. Issuance of Common Stock upon Conversion. Not later than five (5) Trading Days after the Conversion Date (the “Share Delivery Date”), the Corporation shall issue, or cause to be issued, to each converting Holder the number of shares of Common Stock being acquired upon the conversion of shares of Series A Preferred Stock. All shares of Series A Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate at the Share Delivery Date, except only the right of the Holders thereof to receive shares of Common Stock in exchange therefor as provided herein, and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided herein.

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ii. Obligation Absolute; Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Series A Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder.

e. Reservation of Shares Issuable upon Conversion. The Corporation covenants, so long as the Shares of Series A Preferred Stock are outstanding, that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of all outstanding shares of Series A Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue in accordance with the terms herein, be duly authorized, validly issued, fully paid and nonassessable.

6. Certain Adjustments.

a. Subdivision or Combination of Stock. If, at any time while the Series A Preferred Stock is outstanding, the Corporation shall subdivide (whether by way of stock dividend, stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, then the Listing Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Corporation shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Listing Conversion Price in effect immediately prior to such combination shall be proportionately increased. The Listing Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 6(a).

b. Dividends in Stock, Property, Reclassification. If, at any time while the Series A Preferred Stock is outstanding, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the conversion of the Series A Preferred Stock) shall have received or become entitled to receive, without payment therefore:

(i) any Common Stock Equivalents, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(ii) additional stock or other securities or property (other than cash in respect of which shall be covered by the terms of Section 3(c) above) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 6(a) above), then and in each such case, e the Listing Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the conversion of the Series A Preferred Stock, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Listing Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 6(b).

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c. Reorganization, Reclassification, Consolidation, Merger or Sale. At any time while the Series A Preferred Stock is outstanding, if any recapitalization, reclassification or reorganization of the capital stock of the Corporation, or any consolidation or merger of the Corporation with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an “Organic Change”), then lawful and adequate provisions shall be made by the Corporation whereby the Holders shall thereafter have the right to purchase and receive (in lieu of the shares of the Common Stock of the Corporation immediately theretofore purchasable and receivable upon the conversion of the Series A Preferred Stock) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full conversion of the Series A Preferred Stock. In the event of any Organic Change, appropriate provision shall be made by the Corporation with respect to the rights and interests of the Holders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Listing Conversion Price) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the conversion thereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to each Holder at the last address of such Holder appearing on the books of the Corporation, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Corporation shall cause to be mailed to each Holder at its last address as it shall appear on the books and records of the Corporation, at least ten (10) calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares for securities, cash, or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Each Holder is entitled to convert such Holder’s Series A Preferred Stock during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law.

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d. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 6, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Preferred Stock.

7. Optional Redemption. Shares of the Series A Preferred Stock shall be redeemable in cash, in whole or in part, at the option of the Corporation, by resolution of its Board of Directors, at any time, subject to the Redemption Notice requirements below, at a price per share equal to one hundred percent (100%) of the Stated Value plus one hundred percent (100%) of the amount of accrued but unpaid dividends thereon. The Corporation shall provide written notice to all Holders of record of shares of Series A Preferred Stock specifying the time (the “Redemption Date”) and place of such redemption (the “Redemption Notice”), at their respective addresses as the same shall appear on the stock books of the Corporation, but no failure on the part of the shareholder to receive such notice and no defect in the wording of the notice shall affect the validity of the proceedings adopted with respect to the redemption of any such shares. The Redemption Notice shall be given not less than thirty (30) days prior to the Redemption Date.

8. Status of Series A Preferred Stock Converted or Reacquired. Shares of Series A Preferred Stock converted into Common Stock or reacquired by the Corporation in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of the class of Preferred Stock undesignated as to series, and may be redesignated and reissued as part of any series of the Preferred Stock.

9. Calculations. In the case of a dispute as to the determination of the Conversion Price, or the arithmetic calculation of the number of shares of Common stock to be issued upon any conversion of Series A Preferred Stock or of the amount of accrued dividends on the Series A Preferred Stock (a “Disputed Amount”), the Corporation or the Holder (as the case may be) shall submit the disputed determinations or arithmetic calculations (as the case may be) via facsimile or e-mail (i) within two (2) Trading Days after receipt of the applicable notice giving rise to such dispute to the Corporation or the Holder (as the case may be), or (ii) if no notice gave rise to such dispute, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Corporation are unable to agree upon such determination or calculation of the Disputed Amount within three Trading Days of such disputed determination or arithmetic calculation being submitted, then the Corporation shall within five (5) Business Days, submit in writing (a) the disputed determination of the Conversion Price to an independent, reputable investment bank selected by the Corporation and approved by the Holder, or (b) the disputed arithmetic calculation of the number of shares of Common stock to be issued upon conversion or the amount of accrued dividends to the Corporation’s independent certified public accountant. The Corporation shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Corporation and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations; provided that, if such disputed determination or arithmetic calculation being submitted by the Holder is determined to be incorrect, then the expense of the investment bank or the accountant shall be the responsibility of the Holder. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be final, binding and conclusive upon the parties thereto.

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10. Definitions. As used herein, the following terms shall have the following meanings:

a.	“Business Day” means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

b.	“Common Stock” means the Corporation’s common stock, par value $0.00001 per share.

c.	“Common Stock Equivalents” means any securities of the Corporation which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

d.	“Conversion Date” with respect to any share of Series A Preferred Stock means any day on which such share is to be converted into Common Stock pursuant to Section 5.

e.	“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock in accordance with the terms hereof.

f.	“Holder” means a holder of Series A Preferred Stock.

g.	“Junior Securities” means the Common Stock and all other securities of the Corporation, including Common Stock Equivalents of the Corporation, other than those securities which are explicitly senior or pari passu to the Series A Preferred Stock in dividend rights or liquidation preference.

h.	“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

i.	“Principal Market” means the primary national or regional stock exchange on which the Common Stock is listed, or if not so listed, OTC Markets, if quoted thereon, is open for the transaction of business

j.	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

k.	“Trading Day” means any day on which the Common Stock is traded on the Principal Market.

[SIGNATURE PAGE FOLLOWS.]

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IN WITNESS WHEREOF, this Certificate of Designations, Preferences and Rights of Series A Preferred Stock has been executed by a duly authorized officer of the Corporation on this 6th day of April, 2022.

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Anatoly Dritschilo
Name:	Anatoly Dritschilo
Title:	Chief Executive Officer and Chairman of the Board